FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

MATERIAL EVENT

GENERAL EXTRAORDINARY SHAREHOLDERS MEETING TO BE HELD ON NOVEMBER 20, 2020

FONDO DE GARANTÍA DE SUSTENTABILIDAD DEL SISTEMA INTEGRADO PREVISIONAL ARGENTINO (FUND OF SUSTAINABILITY GUARANTEE—ARGENTINE INTEGRATED SOCIAL SECURITY SYSTEM) (SHAREHOLDER ANSES) – ANSWER TO THE INFORMATION REQUEST ON THE AGENDA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: October 30, 2020	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer

Buenos Aires, October 30, 2020

Securities and Exchange Commission

RE: Relevant Event

General Extraordinary Shareholders Meeting to be held on November 20, 2020.

Fondo de Garantía de Sustentabilidad del Sistema Integrado Previsional Argentino (Fund of Sustainability Guarantee - Argentine Integrated Social Security System) (Shareholder ANSES) – Answer to the Information request on the Agenda.

Dear Sirs,

We address you to submit copy of the answer sent on the day hereof to Fund of Sustainability Guarantee - Argentine Integrated Social Security System (Shareholder ANSES) related to the information requested to us on the proposals to be discussed at the next General Extraordinary Shareholders Meeting to be held on November 20, 2020.

Yours truly.

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21.332 L.97 T SA (T.O)

Buenos Aires, October 30, 2020

Fondo de Garantía de Sustentabilidad

del Sistema Integrado Previsional Argentino

(Fund of Sustainability Guarantee - Argentine Integrated Social Security System)

C/O Ignacio Alvarez Pizzo

Re. Note N° 2020-69462814-ANSES-SEOFGS#ANSES - General Extraordinary Shareholders Meeting to be held on November 20, 2020.

Dear Sirs,

We address you in response to the Note received on October 15 in which Banco BBVA Argentina S.A. (“BBVA Argentina”) President is required certain information in order to exercise the political rights in the General Extraordinary Shareholders Meeting to be held on November 20, 2020 (the “Meeting”).

Pursuant to the requirement, we hereby provide you the required information:

1) Detail of the shareholding composition to the date hereof. (Please do not include the Caja de Valores Shareholders’ Registry but a summed up table in which you specify the percentages corresponding to the controlling and to the float, by type of share, total of votes and total of shares).

As regards this item, we inform the ordinary holding as of September 30, 2020, in the following table:

Name	Ordinary shares as of September 2020	Total percentage of shares as of September 2020
BBVA SA (3)	244,870,968	39.97%
BBV AMERICA S.L. (1); (3)	160,060,144	26.13%
CORP GRAL FINANCIERA SA (3)	2,520,509	0.41%
CIERVANA (3)	283,738	0.05%
UNGROUPED SHARES IN THE COUNTRY	66,014,808	10.78%
THE BANK OF NEW YORK MELLON ADRS (2)	96,014,050	15.67%
LATIBEX	410,913	0.07%
ANSES FGS LAW 26425	42,439,494	6.93%
UNIDENTIFIED	45,014	0.01%

TOTAL	612,659,638	100.00%

(1)	BBV América S.L. is controlled by BBVA. It holds directly 26.13 % of the BBVA Argentina’s capital stock.
(2)	As agent holder of ADSs.
(3)	BBVA S.A.; BBV América SL; Corporación Gral. Financiera S.A. and Ciervana, corporations which are part of the BBVA Group.

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2) A signed copy of the Board of Directors Meeting Minutes calling to the Extraordinary Shareholders Meeting.

We hereby inform that the text of the Board’s Meeting Minutes calling for a General Extraordinary Shareholers Meeting to be held on November 20, 2020 at 11.30 a.m. is available in the Online Information System (“AIF” or Autopista de Información Financiera) of the Argentine Securities Commission (CNV) under ID 2669707.

3) Composition of the Board of Directors at present (regular and alternate members) indicating the date of appointment and the duration of their term of office.

BANCO BBVA ARGENTINA S.A.
Full First and Last Name	Position	Appointment	Expiration of the term of office (mm – dd - year)
Isabel Goiri Lartitegui	President	April 24, 2019	12/31/2020
Jorge Delfín Luna	First Vice President	May 15, 2020	12/31/2022
Alfredo Castillo Triguero	Second Vice President	May 15, 2020	12/31/2022
Juan Manuel Ballesteros Castellano	Director	May 15, 2020	12/31/2022
Oscar Miguel Castro	Director	April 10, 2018	12/31/2020
Gabriel Eugenio Milstein	Director	April 10, 2018	12/31/2020
Adriana María Fernández de Melero	Director	May 15, 2020	12/31/2022
Javier Pérez Cardete	Alternate Director	April 24, 2019	12/31/2021
Gustavo Alberto Mazzolini Casas	Alternate Director	April 24, 2019	12/31/2021
Gabriel Alberto Chaufán	Alternate Director	April 24, 2019	12/31/2021

4) On the following items of the Agenda, it is required as follows:

(Item 3) “Partial write-off of the voluntary reserve for future result distributions in the amount of AR$ 12,000,000,000 and consideration of the supplementary dividend for the same amount, so as to increase the amount of the cash dividend approved by the General Ordinary and Extraordinary Shareholders Meeting held on May 15, 2020 in the amount of AR$ 2,500,000,000, all of it subject to the prior Argentine Central Bank authorization. Delegation to the Board of the powers for the implementation thereof and for determination of a date to make it available for the shareholders, once it has been approved by the Argentine Central Bank”;

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It is hereby requested to justify the proposal to be submitted for consideration of this item of the Agenda.

The Board of Director resolved, at his Meeting held on October 8 of this year, to propose to the Meeting the distribution of a supplementary cash dividend in the amount of AR$ 12,000,000,000, corresponding to the partial write-off of the voluntary reserve for future distributions of results, so as to increase the amount of the cash dividend approved by the General Ordinary and Extraordinary Shareholders Meeting held on May 15, 2020 in the amount of AR$ 2,500,000,000, all of it subject to the prior Argentine Central Bank (“BCRA”) authorization.

In said Meeting, it was resolved to write-off partially the AR$ 2,500,000,000 voluntary reserve, to apply it to the payment of a cash dividend in said amount, on a pro rata basis to the nominal holding of each shareholder, equivalent to AR$ 4.08056912 per share, delegating to the Board of Directors the powers to fix the date of implementation of the write-off and the date of payment for such dividend.

Pursuant to the Argentine Central Bank (the “BCRA”) Communication “A” 6886, the effective payment of the dividend is subject to the prior BCRA authorization. Likewise, by Communication “A” 6939 and 7035, the BCRA extended until December 31 of this year, the suspension of the distribution of results by the financial entities.

The Board of Directors proposal which shall be submitted for consideration of the General Extraordinary Shareholders Meeting is due to the financial capacity of the Company.

Alternatively, it is hereby requested to provide a detail of the “Voluntary Reserve for Future Result Distributions” evolution specifying its composition at present, date in which it was created and last movements.

The evolution of the Voluntary Reserve for Future Result Distributions is detailed below in the following table:

	Movement	Balance
Balance as of December 31, 2017		10,489,416
Distribution in accordance with the Meeting held on April 10, 2018	2,132,612
Balance as of December 31, 2018		12,622,028
Distribution in accordance with the Meeting held on April 24, 2019	5,283,950
Balance as of December 31, 2019		17,905,978

The movements of the voluntary reserve are expressed at historic values in the published financial statements, submitted to the different regulatory authorities.

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Likewise, it is hereby requested to inform if the Company has provided other restriction on the distribution of dividends which is operative at the moment of holding this Shareholders Meeting.

BCRA Communication “A” 6939 dated March 19, 2020 provided for the suspension of the result distributions by financial entities until June 30, 2020 and the BCRA Communication “A” 7035 dated June 4, 2020 extended said suspension until December 31 of this year.

Furthermore, as request we hereby inform that there exist a restriction on the distribution of profits related to the special regulatory reserve by application, for the first time, of the IFRS which appears in Note 48 to the published annual financial statement “Restriction on the payment of dividends” and it is established in the BCRA Communication “A” 6327.

Considering that the CNV Resolution Nbr. 777/18 sets forth that the distribution of profits shall be dealt with in the currency applicable on the date of holding of the Shareholders Meeting by the use of the price index corresponding to the month preceding the meeting, it is hereby requested to confirm if the proposal informed in this answer shall be restated. In this case, please indicate the calculation rate and updated amounts.

Finally it is requested to provide all other relevant information for the Shareholders on this issue.

Under the applicable regulatory framework, the Company began to adjust for inflation as from this current fiscal year initiated on January 1, 2020; therefore the applications of said adjustment does not correspond since the results are related to the previous fiscal year, 2019.

Sincerely yours.

DR. EDUARDO GONZÁLEZ CORREAS
LEGAL SERVICES DIRECTOR
BANCO BBVA ARGENTINA S.A.

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